November 27, 2024

Xiaozhong Lin
Chief Executive Officer
MaxsMaking Inc.
Room 903, Building 2, Kangjian Business Plaza
No. 1288 Zhennan Road
Putuo District, Shanghai, China, 200331

       Re: MaxsMaking Inc.
           Registration Statement on Form F-1
           Filed November 13, 2024
           File No. 333-283211
Dear Xiaozhong Lin:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Registration Statement on Form F-1
Capitalization, page 60

1. We note that the "As Adjusted with Full Exercise of Over Allotment Option" column reflects the gross proceeds of $10,350,000 (2,300,000 shares *$4.50 per share).
       However, the third bullet point above states that it reflects the sale of the shares "after deducting the underwriting discounts and commissions and estimated offering expense." Please revise the last column in the table to deduct these expenses.
Dilution, page 61

2. Please tell us how you calculated that a $1.00 increase or decrease will change your as adjusted capitalization by $20,675,434. In this regard, a $1 change in price for 2
 November 27, 2024
Page 2

       million shares would change the capitalization by $2 million less any additional expenses. Please clarify.
3. Please tell us how your post offering as adjusted net tangible book value per share of
       $0.83 per share was determined.
Related Party Transactions, page 123

4. Please revise your disclosure in this section to provide information up to a more recent date as required by Item 7.B of Form 20-F.
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing